UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Siebert Financial Corp.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

826176 10 9

(CUSIP Number)

Andrew McDonald

c/o Muriel Siebert & Co., Inc.

9378 Wilshire Blvd.

Beverly Hills, CA 90212

800-225-6196

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826176 10 9	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew McDonald
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,723,676
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,723,676
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,723,676
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%**
12.	TYPE OF REPORTING PERSON (see instructions) IN

**	Percentage of class calculated based on 32,403,235 total outstanding shares of Common Stock as of August 15, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ending June 30, 2022, filed with the Securities and Exchange Commission (“SEC”) on August 15, 2022.

CUSIP No. 826176 10 9	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Siebert Financial Corp., a New York corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 535 Fifth Avenue, 4th Floor, New York, NY 10005.

Item 2.

(a)	Name of Person Filing This Schedule 13G/A is filed by Andrew McDonald (the “Reporting Person”).

(b)	Address of the Principal Office or, if none, residence c/o Muriel Siebert & Co., Inc. 9378 Wilshire Blvd. Beverly Hills, CA 90212.

(c)	Citizenship: The Reporting Person is a US Citizen.

(d)	Title of Class of Securities Common Stock, par value $.01

(e)	CUSIP Number 826176 10 9

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Amount beneficially owned:

Percent of class: 5.3%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,723,676

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,723,676

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 826176 10 9	13G/A	Page 4 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 826176 10 9	13G/A	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2022

/s/ Andrew McDonald
Andrew McDonald